Freedom

Mission

To Inspire Communities to Shop Small & Local Businesses through eCommerce

Browser Extension - Mobile App - TV App - Website


OLIVES
&
GRACE
LOCAL MAKERS
SPECIALTY FOOD
WORKSHOPS






Shop By Category
Gold Miner
Shop Local
Best local & Black Deals



Problem:

Shopping Local Online





Online Shoppers Can't		Small Business Owners
• Find Local Deals		• Lack Visibility
• Shop Black-Owned		• Lack Tech
• Leave Amazon		• Can't Compete w/ Amazon



Who Has The Problem: Target Market

Spending Power

Working Class Women	African American Families	College Students - Gen Z
$7 Trillion	$1.4 Trillion	$593 Billion
		
166.7 million	**47.9 million**	**19.6 million**
Gaming & Shopping	Shopping & Crypto	Media, Shopping & Crypto
5*	6*	7*

Solution: Built Freedom

To help local users **find, coupon** and **shop** at Local & Black-Owned Businesses online

Freedom

- Local Shoppers
- Online Shoppers
- Mobile Couponers
- Small Merchants
- Local Influencers

Built Tech

Website • Mobile App
TV App • Browser Extension


Freedom TV+
Shop By Category
Shop Local
Best local & Black Deals
LOCAL DEALS
Reveal & Copy
Deals

How Earning Coupons works with Freedom

User Experience



User Visit Freedom



Find Local Deal



Play Game For Coupon



Local Item Purchased



Item Gets Shipped

Redeem Coupon



Earn Cashback

Continue Using Freedom



Shop By Category
See all
Restaurants
Beauty
Fashion & Clothes
Local Stores
On Sale!
Healthcare
organizeme
Get organize
Your genius way to reclaim more space in your closet and drawers. Be organize.
Learn More
Shop Local
organizeme
25% OFF
SEE IT. RECORD IT. SHARE IT.
20% OFF
Support Local
20% OFF
Best local & Black Deals
GET A GRIP
Buy ecofriendly
25% OFF
All Natural, Non-Toxic Flea Control
Support Local
25% OFF

A Win/Win Solution

Freedom where users & businesses earn from shopping local

Users	Find Coupons	Shop Local	Save Money
Businesses	Get Visiblity	Coupons Used	Make Money





Win/Win

Business Model Plan

4 main revenue streams

Store Listing Fee

charge $15 a month

Amazon Affiliate

4-15% commission on each Amazon transaction

Freedom

Transaction Fee

15% commission on each transaction

Advertising

starts at $4.99 per month

not including mobile gaming in-app purchases

Why Now

Everything is going Digital

145M

People Redeemed Digital Coupons



Digital Coupons Surpassed Paper Coupons

1*

68B

Spent to Aquire Mobile Gaming Company

Microsoft

Mobile Gaming Market grew 30B since 2019

2*

13B

Influencer Marketing Industry



Market Grew 13x since 2016

3*

Go-To-Market Strategy

Freedom

How we get customers and acquire users

- **Feb 2022** — Fundraise Money
- **Mar 2022** — Product Development
- **April 2022** — New Hires
- **June 2022** — Beta Test
- **July 2022** — Target Audience
- **Aug 2022** — Public App Launch
- **Oct 2022** — Integrate Cashback
- **Dec 2022** — Holiday User Growth

Roadmap

Jan. 2022	Jun. 2022	Aug. 2022	Oct. 2022	TBD. 2023
1. MARKETING	2. MOBILE APP	3. GAMING	4. CASHBACK	5. CRYPTO
Started with marketing for Local & Small Businesses	Creating a Shoppable platform for Small Businesses	Integrate our developed Freedom Rains API (patent pending)	Integrate our developed coupon & cash back API	Develop & deploy our crypto rewards program for SMB and Users
Completed	In Progress	In Progress		

Freedom's Competitors

Why Freedom

1. The Freedom products are entering into digital & future thinking markets

2. Freedom plans to offer crypto back on purchases by 2023



Cashback
Rakuten
lolli
Capital One Shopping
honey
Gaming
Coupons
Candy Crush SAGA
TOON BLAST!
Sweet™
yelp
GROUPON
ibotta
Local Shopping

Our Team

Team



Brittany Mahan
Executive Producer
NESN ESPN



Stanley Ovile
VP of Customer Success
Beth Israel Lahey Health



Ayonna Stuppard
Video Editor & Producer
STONEHILL COLLEGE



Ronny Pena
Videographer & Producer
ALLIEDUNIVERSAL SECURITY SERVICES



John Pavain
VP of Finance & Data
TRAVELERS

Founders



Steffan Jackson
Chief Innovation Officer
ORACLE talend



Aman Stuppard
Chief Operations Officer
NATIONAL DEVELOPMENT JLL



Ty Holland
Chief Technology Officer
WHOOP Sweet



Albert Leung
Head of Crypto
zipcar aegro

The Ask

We are looking for $1M in funds to finish development of our products, release a beta, launch a new office space, and hire key staff

Hire Key Staff
$500,000K

Product Development
$280,000K

Open Office & Tech
$120,000K

Legal Fee's & Other
$100,000K

Raise Money

Product Development

Beta Launch

Public Launch

Freedom

Invest In Us!

ABOVE & BEYOND
STUDIOS

Invest Today!



freedomrains.com

Download Now!

Roku Available on the Channel Store

Available in the Chrome Web Store

Available on amazon appstore

Let's Give the People

Freedom



ABOVE & BEYOND
STUDIOS



Steffan Jackson
1-781-975-6166
freedomrains.com
sjackson@freedomrains.com

Aman Stuppard
1-617-315-5990
freedomtvplus.com
astuppard@freedomrains.com



OLIVES & GRACE
OLIVES & GRACE
LOCAL MAKERS
SPECIALTY FOOD
WORKSHOPS



Shop By Category
Gold Miner
Shop Local
Best local & Black Deals







Appendix

1 https://digitalintheround.com/coupon-statistics/#:~:text=In%202016%2C%20126.9%20million%20Americans,and%20145.3%20million%20in%202021.

2 https://pitchbook.com/news/articles/microsoft-68b-activision-blizzard-acquisition-metaverse#:~:text=Microsoft%20plans%20to%20buy%20Activision,Nadella%20said%20in%20a%20statement.

3 https://www.statista.com/statistics/1092819/global-influencer-market-size/

4 https://www.paymentsdive.com/news/shopify-e-commerce-online-sales-earnings-2021/599250/

https://www.visualcapitalist.com/how-big-is-the-global-mobile-gaming-industry/h text

https://www.statista.com/statistics/303817/mobile-internet-advertising-revenue-worldwide/

https://www.semrush.com/blog/small-business-stats/

https://www.oberlo.com/blog/amazon-statistics

https://www.emarketer.com/content/mobile-web-vs-mobile-app-where-do-shoppers-spend-time-and-money

5 https://www.statista.com/statistics/241495/us-population-by-sex/

6 https://www.pewresearch.org/social-trends/2021/03/25/the-growing-diversity-of-black-america/

7 https://www.statista.com/statistics/183995/us-college-enrollment-and-projections-in-public-and-private-institutions/